UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2022
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes ☐    No ☒

3Q22
Results

PagSeguro Digital Ltd.

Unaudited Condensed Consolidated
Interim Financial Statements

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PagSeguro Digital Ltd.

Unaudited condensed consolidated interim financial statements

As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021

Contents

Unaudited condensed consolidated interim financial statements

Unaudited condensed consolidated interim balance sheet	3
Unaudited condensed consolidated interim statement of income	5
Unaudited condensed consolidated interim statement of comprehensive income	6
Unaudited condensed consolidated interim statement of changes in equity	7
Unaudited condensed consolidated interim statement of cash flows	8
Notes to the unaudited consolidated financial statements	10

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investors.pagseguro.com

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim balance sheet As of September 30, 2022 and December 31, 2021 (All amounts in thousands of reais)

	Note	September 30, 2022	December 31, 2021

Assets
Current assets
Cash and cash equivalents	5	1,404,519	1,794,362
Financial investments	6	1,073,816	782,647
Accounts receivable	7	34,569,772	23,428,522
Inventories		52,062	49,537
Tax receivable	8	460,248	469,490
Other receivables		148,878	194,776
Total current assets		37,709,295	26,719,334

Non-current assets
Accounts receivable	7	731,360	228,880
Judicial deposits		44,062	40,224
Deferred income tax and social contribution	19	102,952	120,762
Other receivables		15,591	11,710
Investment		1,574	15,666
Property and equipment	11	2,671,757	2,289,052
Intangible assets	12	1,999,296	1,650,176
Total non-current assets		5,566,592	4,356,470

Total assets		43,275,887	31,075,804

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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investors.pagseguro.com

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim balance sheet As of September 30, 2022 and December 31, 2021 (All amounts in thousands of reais)

	Note	September 30, 2022	December 31, 2021

Liabilities and equity
Current Liabilities
Payables to third parties	13	14,947,305	13,217,150
Deposits	14	10,795,295	3,056,444
Borrowings	18	986,695	1,005,787
Derivative Financial Instruments	26	157,013	14,317
Trade payables		371,730	578,004
Payables to related parties	9	450,987	543,621
Salaries and social security charges	15	300,759	259,724
Taxes and contributions	16	73,467	63,934
Provision for contingencies	17	42,782	27,653
Deferred revenue		131,887	162,566
Other liabilities		28,922	73,719
Total current liabilities		28,286,842	19,002,919

Non-current liabilities
Deposits	14	1,843,401	77,552
Deferred income tax and social contribution	19	1,530,326	1,391,760
Provision for contingencies	17	14,526	13,910
Deferred revenue		19,106	17,300
Other liabilities		70,058	70,165
Total non-current liabilities		3,477,417	1,570,687

Total liabilities		31,764,259	20,573,606

Equity
Share capital	20	26	26
Treasury shares	20	(376,598)	(285,011)
Capital reserve	20	6,089,360	6,076,286
Retained earnings	20	5,829,755	4,732,624
Equity valuation adjustments	20	(22,373)	(22,372)
Other comprehensive income	20	(8,543)	645
Total equity		11,511,628	10,502,198

Total liabilities and equity		43,275,887	31,075,804

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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investors.pagseguro.com

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of income For the three and nine-month periods ended September 30, 2022 and 2021 (All amounts in thousands of reais, unless otherwise stated)

		Three-month period		Nine-month period
	Note	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Revenue from transaction activities and other services	22	2,292,079	1,792,161	6,602,349	4,725,259
Financial income	22	1,697,222	937,743	4,638,118	2,381,336
Other financial income	22	46,126	45,861	132,469	105,969

Total revenue and income		4,035,427	2,775,765	11,372,936	7,212,564

Cost of sales and services	23	(1,862,164)	(1,502,018)	(5,501,843)	(3,943,121)
Selling expenses	23	(530,840)	(367,893)	(1,510,591)	(1,099,775)
Administrative expenses	23	(185,343)	(273,029)	(554,611)	(687,998)
Financial expenses	23	(920,656)	(209,823)	(2,296,843)	(387,995)
Other income (expenses), net	23	(111,123)	(1,821)	(224,564)	26,034

Profit before income taxes		425,301	421,181	1,284,484	1,119,709

Current income tax and social contribution	19	1,603	(7,652)	(26,518)	(29,290)
Deferred income tax and social contribution	19	(46,617)	(91,983)	(160,835)	(225,403)

Income tax and social contribution		(45,014)	(99,635)	(187,353)	(254,693)

Net income for the period		380,287	321,546	1,097,131	865,016

Attributable to:
Equity holders of the parent		380,287	321,393	1,097,131	864,706
Non-controlling interests		—	153	—	310

Basic earnings per common share - R$	21	1,1639	0,9727	3,3501	2,6188
Diluted earnings per common share - R$	21	1,1562	0,9669	3,3285	2,6019

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

5
investors.pagseguro.com

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of comprehensive income For the three and nine-month periods ended September 30, 2022 and 2021 (All amounts in thousands of reais)

	Three-month period		Nine-month period
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Net income for the period	380,287	321,546	1,097,131	865,016
Other comprehensive income that may be reclassified to the statement of income in subsequent periods
Currency translation adjustment	1	220	(717)	(284)
Loss on investments designated at fair value through OCI	662	221	249	561
Derivative Financial Instruments through OCI	3,969	—	(13,084)	—
Income tax and social contribution	(1,574)	(75)	4,364	(191)

Other comprehensive income for the period	383,345	321,912	1,087,943	865,102

Attributable to
Equity holders of the parent	383,344	321,759	1,087,942	864,792
Non-controlling interests	—	153	—	310
Net income for the period	383,344	321,912	1,087,942	865,102

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

6
investors.pagseguro.com

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of changes in equity For the nine-month period ended September 30, 2022 and 2021 (All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total	Non-controlling interests	Total equity

On December 31, 2020		26	(13,609)	5,690,089	94,199	3,566,522	(22,372)	491	9,315,346	12,113	9,327,459

Net income for the period		—	—	—	—	864,706	—	—	864,706	310	865,016
Currency translation adjustment		—	—	—	—	—	—	(284)	(284)	—	(284)
Gain on financial assets through other OCI		—	—	—	—	—	—	370	370	—	370
Shares issued		—	—	138,665	(138,665)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)		—	—	—	264,232	—	—	—	264,232	—	264,232
(LTIP) of treasury shares		—	13,410	—	(13,410)	—	—	—	—	—	—
On September 30, 2021		26	(199)	5,828,754	206,355	4,431,228	(22,372)	577	10,444,370	12,423	10,456,793

Net income for the period		—	—	—	—	301,396	—	—	301,396	(128)	301,268
Currency translation adjustment		—	—	—	—	—	—	167	167	—	167
Loss on financial assets through OCI		—	—	—	—	—	—	(99)	(99)	(12,295)	(12,394)
Non-controlling		—	—	—	—	—	—	—	—	—	—
Shares issued		—	—	—	—	—	—	—	—	—	—
Share based long term incentive plan (LTIP)		—	—	—	41,176	—	—	—	41,176	—	41,176
Acquisition of treasury shares		—	(284,812)	—	—	—	—	—	(284,812)	—	(284,812)
(LTIP) of treasury shares		—	—	—	—	—	—	—	—	—	—

On December 31, 2021		26	(285,011)	5,828,754	247,532	4,732,624	(22,372)	645	10,502,198	—	10,502,198

Net income for the period	20	—	—	—	—	1,097,131	—	—	1,097,131	—	1,097,131
Currency translation adjustment	20	—	—	—	—	—	—	(717)	(717)	—	(717)
Gain on financial assets through OCI	20	—	—	—	—	—	—	164	164	—	164
Derivative Financial Instruments through OCI	20	—	—	—	—	—	—	(8,636)	(8,636)	—	(8,636)
Share based long term incentive plan (LTIP)	20	—	—	—	113,307	—	—	—	113,307	—	113,307
Acquisition of treasury shares	20	—	(191,819)	—	—	—	—	—	(191,819)	—	(191,819)
(LTIP) of treasury shares	20	—	100,234	—	(100,234)	—	—	—	—	—	—

On September 30, 2022		26	(376,596)	5,828,754	260,605	5,829,754	(22,372)	(8,543)	11,511,628	—	11,511,628

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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investors.pagseguro.com

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of cash flows For the nine-month period ended September 30, 2022 and 2021 (All amounts in thousands of reais)

	Nine-month period
	September 30, 2022	September 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	1,284,484	1,119,709

Expenses (revenues) not affecting cash:
Depreciation and amortization	824,004	543,126
Chargebacks and ECL	792,950	450,051
Accrual of provision for contingencies	27,969	19,911
Share based long term incentive plan (LTIP)	113,307	326,282
Reversal of taxes and contributions	—	(29,114)
Loss on disposal of property, equipment, intangible and investment assets	189,308	20,444
Interest accrued	1,063,441	84,400
Other (income) cost, net	14,925	1,480

Changes in operating assets and liabilities
Accounts receivable	(14,955,359)	(5,194,108)
Financial investments (mandatory guarantee)	(209,556)	2,069
Inventories	(2,525)	(64,403)
Taxes recoverable	102,909	(97,710)
Other receivables	38,187	2,512
Deferred revenue	(28,872)	(10,695)
Other liabilities	(35,479)	(13,821)
Payables to third parties	1,124,710	883,004
Trade payables	(219,709)	42,466
Receivables from (payables to) related parties	(118,883)	311,165
Deposits	9,096,672	1,854,936
Salaries and social charges	41,035	9,460
Taxes and contributions	23,615	31,358
Provision for contingencies	(17,139)	(12,994)
	(850,006)	279,528

Income tax and social contribution paid	(86,560)	(57,412)
Interest income received	2,525,849	541,881

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,589,283	763,997

CASH FLOWS FROM INVESTING ACTIVITIES

Amount paid on acquisitions, net of cash acquired	—	(44,471)
Purchases of property and equipment	(1,027,025)	(701,338)
Purchases and development of intangible assets	(731,361)	(527,555)
Redemption (Acquisition) of financial investments	393	2,293

NET CASH USED IN INVESTING ACTIVITIES	(1,757,993)	(1,271,071)

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investors.pagseguro.com

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of cash flows For the nine-month period ended September 30, 2022 and 2021 (All amounts in thousands of reais)

	Nine-month period
	September 30, 2022	September 30, 2021

CASH FLOWS FROM FINANCING ACTIVITIES

Borrowings	250,000	—
Payment of borrowings	(250,000)	—
Payment of borrowings Interest	(15,337)	—
Acquisition of treasury shares	(191,819)	—
Payment of leases	(13,977)	(10,603)
	—	—

NET CASH USED IN FINANCING ACTIVITIES	(221,133)	(10,603)

DECREASE IN CASH AND CASH EQUIVALENTS	(389,843)	(517,677)

Cash and cash equivalents at the beginning of the period	1,794,362	1,640,065
Cash and cash equivalents at the end of the period	1,404,519	1,122,388

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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investors.pagseguro.com

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of cash flows For the nine-month period ended September 30, 2022 and 2021 (All amounts in thousands of reais)

1.General information
PagSeguro Digital Ltd. ("PagSeguro Digital" or the "Company") is a holding company with its principal executive offices located in Cayman Islands, a subsidiary of Universo Online S.A. ("UOL"), referred to, together with its subsidiaries, as the "PagSeguro Group", and was incorporated on July 19, 2017. A total of 99.99% of the shares of PagSeguro Internet Instituição de Pagamento S.A. ("PagSeguro Brazil") were contributed to PagSeguro Digital on January 4, 2018 and PagSeguro Digital maintains control of PagSeguro Brazil.

PagSeguro Brazil is a privately held corporation established on January 20, 2006 and engages in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses ("SMEs").

On March 18, 2021, PagSeguro Group constituted a holding company incorporated as a subsidiary of PagSeguro Digital called PagSeguro Holding Ltd (“PSHC”). Additionally, during the third quarter of 2021, Pagseguro Group established four new subsidiaries under PSHC: Pagseguro Chile SPA (“Pagseguro Chile”), Pagseguro Colombia S.A.S (“Pagseguro Colombia”), PSGP México S.A de C.V. (“PSGP Mexico”) and Pagseguro Peru S.A.C. (“Pagseguro Peru”).

In June 2022, BoaCompra Tecnologia Ltda., changed its name to PagSeguro Tecnologia Ltda. (“PagSeguro Tecnologia”), as part of a marketing stategy to bring the entity closer to PagSeguro’s brand.

The subsidiaries of PagSeguro Digital are PagSeguro Brazil, PagSeg Participações Ltda. (“PagSeg”), BS Holding Financeira Ltda. (“BS Holding”) and PSHC. The PagSeguro Group subsidiaries are as follows:

•PagSeguro Brazil subsidiaries are PagSeguro Biva Securitizadora de Créditos Financeiras S.A. ("Biva Sec"), Fundo de Investimento em Direitos Creditórios - PagSeguro ("FIDC"), RegistraSeguro S.A. ("RegistraSeguro"), Wirecard Brazil Instituição de Pagamento S.A. ("MOIP") and Concil Inteligência em Conciliação S.A (“Concil”).
•PagSeg subsidiaries are Net+Phone Telecomunicações Ltda. ("Net+Phone"), Pagseguro Tecnologia, BCPS Online Services Lda. ("BCPS"), CDS Serviços Financeiros Ltda. ("CDS"), Pagseguro Biva Serviços Financeiros Ltda. (“Biva Serviços”) and PagBank Participações Ltda (“PagBank”).
•PagBank subsidiaries are Tilix Digital Ltda. ("TILIX"), YAMÍ Software & Inovação Ltda. ("YAMÍ") and Zygo Serviços de Tecnologia S.A. ("ZYGO").
•PSHC subsidiaries are Pagseguro Chile, Pagseguro Colombia, Pagseguro Peru and PSGP México.
•BS Holding subsidiary are BancoSeguro S.A. (“Bancoseguro”) and Paginvest CTVM Ltda. (“Paginvest").
•Biva Serviços subsidiary is Pagseguro Biva Correspondente Bancário Ltda. (“Biva Corban”).

These consolidated financial statements include Pagseguro Brazil, PagSeg, PSHC, BS Holding and the corresponding subsidiaries.

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)
1.1    Additional Information
During the year ended December 31, 2021, the Company observed that, in the first three months, there was an increase in the number of people infected by COVID-19 and consequently the return of partial shutdowns and social isolation in several cities and states of the country. In the second quarter of 2021, most of the cities in Brazil accelerated the vaccination of the population, and consequently, the Company saw a graduate reopening process, with the extension of opening hours of commercial activities. In the third and fourth quarters of 2021, the Company observed the return of social events of the public, and consequently the growth of transaction payment volume (“TPV”).

During the nine-month period ended September 30, 2022, Brazil observed a decrease in the number of people infected and the total deaths by COVID-19, and social events and commercial activities generally returned to a level similar to that observed before the pandemic. These circumstances resulted in higher TPV and consequently higher revenues for the Company.

The Company has a significant variable cost structure mainly related to TPV, such as processing, interchange, card scheme fees and chargebacks. Marketing and sales expenses are also variable and depend on the Company’s strategy to leverage new products and services such as PagBank. The Company is also still accompanying the evolution of the Brazilian economy and reassessing, when necessary, the provisions for loss allowance for expected credit losses.

The Company has a solid position in terms of cash, liquidity and working capital levels and in the year ended December 31, 2021, as well as in the first nine months of 2022, has not faced the necessity of impairment of assets due to COVID-19.

Furthermore, geopolitical instability arising from conflicts, such as the ongoing war in Ukraine, and the resulting imposition of sanctions, taxes or tariffs against Russia and Russia’s response to such sanctions (including retaliatory acts, such as cyberattacks and sanctions against other countries) could adversely affect the global economy or specific international, regional and domestic markets, including the Brazilian market. Such events could have an adverse effect on our business and financial performance through increased worldwide inflation, greater compliance costs, higher volatility in foreign currency exchange rates, destabilized supply chains and further market disruptions, including from cyberattacks targeting technologies that we rely on or the markets in which we or our customers operate. At this moment, the Company does not see any significant impact in its operations as a result of the conflict.

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies
These unaudited condensed consolidated interim financial statements do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

These unaudited condensed consolidated interim financial statements for three and nine-month periods ended September 30, 2022 were authorized for issuance by the PagSeguro Digital’s Board of Directors on November 18, 2022.

2.1.    Basis of preparation of the condensed consolidated interim financial information

These unaudited condensed consolidated interim financial statements for the three and nine-month periods ended September 30, 2022 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the IASB and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

These unaudited condensed consolidated interim financial statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2021 (the “Annual Financial Statements”).

The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2.2.    New accounting standards not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

-IFRS 17 was issued in May 2017 as replacement for IFRS 4 Insurance Contracts. It requires a current measurement model where estimates are remeasured in each reporting period. Contracts are measured using the building blocks of discounted probability-weighted cash flows, an explicit risk adjustment and a contractual service margin (CSM) representing the unearned profit of the contract which is recognised as revenue over the coverage period.

The standard allows a choice between recognising changes in discount rates either in the statement of profit or loss or directly in other comprehensive income. The choice is likely to reflect how insurers account for their financial assets under IFRS 9. An optional, simplified premium allocation approach is permitted for the liability for the remaining coverage for short duration contracts, which are often written by non-life insurers.

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)
2.2.    New accounting standards not yet effective (Continued)

There is a modification of the general measurement model called the ‘variable fee approach’ for certain contracts written by life insurers where policyholders share in the returns from underlying items. When applying the variable fee approach, the entity’s share of the fair value changes of the underlying items is included in the CSM. The results of insurers using this model are therefore likely to be less volatile than under the general model.

Targeted amendments made in July 2020 aimed to ease the implementation of the standard by reducing implementation costs and making it easier for entities to explain the results from applying IFRS 17 to investors and others. The amendments also deferred the application date of IFRS 17 to 1 January 2023. The group does not expect the new IFRS to materially impact its results of operations.

-Amendment to IAS 1 "Presentation of Financial Statements": issued in May 2020, with the objective of clarifying that liabilities are classified as current or non-current, depending on the rights that exist at the end of the period. The classification is not affected by the entity's expectations or events after the reporting date (eg, receipt of a waiver or breach of covenant). The amendments also clarify what "settlement" of a liability refers to under IAS 1. The amendments to IAS 1 are effective as of January 1, 2023. The group does not expect the new amendment to materially impact its results of operations.

-Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies: in February 2021 the IASB issued a new amendment to IAS 1 on disclosure of "material" accounting policies rather than "significant" accounting policies. The amendments define what "material accounting policy information" is and explain how to identify it. It also clarifies that immaterial accounting policy information does not need to be disclosed, but if so, it should not obscure the relevant accounting information. To support this change, the IASB also amended the "IFRS Practice Statement 2 Making Materiality Judgments" to provide guidance on how to apply the concept of materiality to accounting policy disclosures. This amendment is effective as of January 1, 2023. The group does not expect the new amendment to materially impact its results of operations.

-Amendment to IAS 8 - Accounting Policies, Change in Estimate and Error Rectification: the amendment issued in February 2021 clarifies how entities must distinguish changes in accounting policies from changes in accounting estimates, as changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events, as well as to the current period. This amendment is effective as of January 1, 2023. The group does not expect the new amendment to materially impact its results of operations.

-Amendment to IAS 12 - Income Taxes: the amendment issued in May 2021 requires entities to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This typically applies to lease transactions (right-of-use assets and lease liabilities) and decommissioning and restoration obligations, as an example, and will require the recognition of additional deferred tax assets and liabilities. This amendment is effective as of January 1, 2023.

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

3. Consolidation of subsidiaries

On September 30, 2022
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level

Pagseguro Brazil	27,341,026	18,322,583	9,018,442	764,906	99.99	Direct
BS Holding	745,151	5,218	739,934	1,207	99.99	Direct
Pagseg Participações	776,461	870	775,591	71,397	99.99	Direct
Pagseguro Holding	5,028	6,133	(1,106)	(161)	99.99	Direct
Pagbank Participações	177,174	22,787	154,388	(16,281)	99.99	Indirect
Paginvest (i)	2,000	—	2,000	—	100.00	Indirect
Net+Phone	403,808	58,961	344,848	72,924	99.99	Indirect
Pagseguro Tecnologia	357,280	134,049	223,231	10,202	99.99	Indirect
BCPS	1,772	(51)	1,823	483	99.99	Indirect
BSEC	1,757,306	1,745,839	11,467	4,372	99.99	Indirect
Biva Serviços	45,759	5,155	40,604	3,356	99.99	Indirect
Biva Corban	18,075	809	17,266	1,512	99.99	Indirect
FIDC	5,285,975	781,015	4,504,960	1,624,465	100.00	Indirect
TILIX	13,891	1,677	12,214	(185)	99.99	Indirect
BancoSeguro	20,821,714	20,117,951	703,763	(8,952)	100.00	Indirect
Yamí	2,894	815	2,079	(646)	99.99	Indirect
Registra Seguro	5,000	18	4,982	(18)	99.99	Indirect
CDS	10,932	703	10,230	756	99.99	Indirect
Zygo	4,875	12,337	(7,461)	(11,196)	99.99	Indirect
Moip	733,824	577,962	155,861	(35,404)	100.00	Indirect
Concil	12,112	12,777	(664)	(5,473)	100.00	Indirect
Pagseguro Chile	34	95	(61)	(68)	100.00	Indirect
Pagseguro Colombia	992	1,400	(408)	(414)	100.00	Indirect
PSGP México	1,031	1,384	(352)	(370)	100.00	Indirect
Pagseguro Peru	14	286	(272)	281	100.00	Indirect

On December 31, 2021 (except for net income (loss), that is presented to nine-month period ended September 30, 2021)
On December 31, 2021
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level

Pagseguro Brazil	23,863,783	15,250,100	8,613,683	773,576	99.99	Direct
BS Holding	545,693	7,019	538,674	19,313	99.99	Direct
Pagseg Participações	648,175	5,870	642,305	73,792	99.99	Direct
Pagseguro Holding (i)	36	—	36	—	99.99	Direct
Pagbank Participações	180,053	9,385	170,668	(2,270)	99.99	Indirect
Net+Phone	375,347	103,424	271,923	43,483	99.99	Indirect
Pagseguro Tecnologia	456,934	243,905	213,029	10,494	99.99	Indirect
BCPS	2,022	(52)	2,074	222	99.99	Indirect
BSEC	1,446,640	1,439,545	7,095	3,727	99.99	Indirect
Biva Serviços	42,901	5,653	37,248	3,115	99.99	Indirect
Biva Corban	21,200	5,446	15,754	8,519	99.99	Indirect
FIDC	4,770,455	816,980	3,953,475	1,728,015	100.00	Indirect
TILIX	13,972	1,573	12,399	5,011	99.99	Indirect
BancoSeguro	10,320,430	9,807,767	512,663	19,326	100.00	Indirect
Yamí	2,087	861	1,226	44	99.99	Indirect
Registra Seguro	5,000	9	4,991	(7)	99.99	Indirect
CDS	10,057	5,583	4,474	(2,842)	99.99	Indirect
Zygo	2,013	4,278	(2,265)	(7,099)	99.99	Indirect
Moip	787,659	596,429	191,230	2,999	100.00	Indirect
Concil	2,390	3,080	(690)	(424)	100.00	Indirect
Pagseguro Chile (i)	7	—	7	—	100.00	Indirect
Pagseguro Colombia (i)	28	—	28	—	100.00	Indirect
PSGP México (i)	1	—	1	—	100.00	Indirect
Pagseguro Peru (i)	13	—	13	—	100.00	Indirect

(i) Entities with very limited or no operation.
The operational context of the subsidiaries is to be read in conjunction with the annual financial statements for the year ended December 31, 2021.

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

4. Segment reporting
Operating segments are determined based on the information reported and reviewed by the Board of Directors, which is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group's strategic decisions.

Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.

Main companies of PagSeguro Group are domiciled in Brazil and have revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The revenue from international market represents 0.7%, and 1% for the three and nine-month periods ended September 30, 2022, respectively (2.3% and 2.8% for three and nine-month periods ended September 30, 2021 respectively).

5. Cash and cash equivalents

	September 30, 2022	December 31, 2021

Short-term bank deposits	578,051	569,816
Short-term investment	826,468	1,224,546
	1,404,519	1,794,362

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less and with immaterial risk of change in value.

Short-term bank deposits is mainly represented by amounts to cover instant payments (PIX), cash on ATMs and clients payments.

Short-term investments consist mainly of investments in Brazilian Treasury Bonds ("LFTs") with an average return of 100% of the Basic Interest Rate (SELIC, 13.75% per year on September 30, 2022 and 9.25% per year on December 31, 2021).

6. Financial investments
Consists of investments in LFTs, in the amount of R$1,073,816 in September 30, 2022 (R$782,647 in December 31, 2021) with an average return of 100% of the Basic Interest Rate (SELIC, 13.75% per year on September 30, 2022 and 9.25% per year on December 31, 2021), invested to comply with certain requirements for authorized payment institutions as set forth by the Brazilian Central Bank regulation. This financial asset was classified at fair value through other comprehensive income. Unrealized accumulated gain on LFTs in September 30, 2022 totaled R$130 (gain of R$164 in the nine-month period ended September 30, 2022).

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

7. Accounts receivable

	September 30, 2022						December 31, 2021
	Visa	Master	Hipercard	Elo	Amex	Total	Visa	Master	Hipercard	Elo	Amex	Total

Legal obligors
Itaú	2,354,069	5,398,946	728,853	—	—	8,481,868	1,333,262	2,045,134	757,306	—	—	4,135,702
Bradesco	2,152,584	209,360	—	1,199,023	426,439	3,987,406	1,630,756	160,690	—	842,352	296,696	2,930,494
Nubank	—	3,606,582	—	—	—	3,606,582	—	2,045,699	—	—	—	2,045,699
Santander	664,816	2,427,889	—	—	8,200	3,100,905	818,937	1,464,314	—	—	3,253	2,286,504
Banco do Brasil	2,229,270	295,537	—	551,439	—	3,076,246	1,384,872	77,639	—	467,305	—	1,929,816
Banco Carrefour	145,778	960,791	—	—	—	1,106,569	121,398	744,030	—	—	—	865,428
Porto Seguro	685,787	181,694	—	—	—	867,481	550,352	141,924	—	—	—	692,276
CEF	269,445	173,395	—	376,800	—	819,640	206,969	136,125	—	257,929	—	601,023
Banco C6	—	800,713	—	—	—	800,713	—	481,017	—	—	—	481,017
Banco Cooperativo Sicoob	4,001	723,142	—	—	—	727,143	—	466,030	—	—	—	466,030
Sicredi	383,263	332,397	—	—	—	715,660	233,081	202,562	—	—	—	435,643
Banco Inter	—	525,053	—	—	—	525,053	—	407,601	—	—	—	407,601
Banco Bradescard	310,601	75,360	—	18,727	—	404,688	362,978	91,016	—	9,368	—	463,362
Midway	269,755	126,466	—	—	—	396,221	199,605	94,396	—	—	—	294,001
Banco Votorantim	—	358,353	—	—	—	358,353	—	316,917	—	—	—	316,917
Banco XP	333,326	—	—	—	—	333,326	197,903	—	—	—	—	197,903
Realize	150,308	180,803	—	—	—	331,111	85,992	161,637	—	—	—	247,629
Banco Pan	55,702	271,956	—	—	—	327,658	52,514	271,717	—	—	—	324,231
Will Financeira	—	311,663	—	—	—	311,663	—	55,972	—	—	—	55,972
Banco Original	—	299,219	—	—	—	299,219	—	168,343	—	—	—	168,343
Outros	1,499,186	965,259	—	333,046	1,118	2,798,609	1,337,653	984,499	—	215,379	770	2,538,301
Total card issuers(i)	11,507,891	18,224,578	728,853	2,479,035	435,757	33,376,114	8,516,272	10,517,262	757,306	1,792,333	300,719	21,883,892
Current card issuers						33,231,976						21,883,892
Non – Current card issuers						144,138						—

Cielo – Elo	—	—	—	—	—	174	—	—	—	—	—	42,662
Getnet	—	—	—	—	—	75,532	—	—	—	—	—	97,248
Other	—	—	—	—	—	5,931	—	—	—	—	—	11,716
Total acquirers (ii)	—	—	—	—	—	81,637	—	—	—	—	—	151,626

Working capital loans	—	—	—	—	—	813,282	—	—	—	—	—	1,069,671
Working capital loans ECL (iii)	—	—	—	—	—	(494,106)	—	—	—	—	—	(256,927)
Credit card receivables	—	—	—	—	—	1,014,126	—	—	—	—	—	726,095
Credit card receivables ECL (iii)	—	—	—	—	—	(399,559)	—	—	—	—	—	(174,046)
Other credit iniciatives	—	—	—	—	—	825,856	—	—	—	—	—	110,050
Other credit iniciatives ECL (iii)	—	—	—	—	—	(8,911)	—	—	—	—	—	(6,166)
Total credit receivables	—	—	—	—	—	1,750,688	—	—	—	—	—	1,468,676

Current						1,163,467						1,239,796
Non – Current						587,221						228,880

Other accounts receivable	—	—	—	—	—	96,582	—	—	—	—	—	156,700
Other accounts receivable ECL	—	—	—	—	—	(3,888)	—	—	—	—	—	(3,493)

Total accounts receivable	11,507,891	18,224,578	728,853	2,479,035	435,757	35,301,133	8,516,272	10,517,262	757,306	1,792,333	300,719	23,657,402
Current						34,569,772						23,428,522
Non – Current						731,361						228,880

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)
7.    Accounts receivable (Continued)

(i) Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard, Amex or Elo. However, PagSeguro Brazil’s contractual accounts receivable are with the financial institutions, which are the legal obligors on the accounts receivable payment. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Hipercard, Amex or Elo, as applicable, if the legal obligors do not make the payment.
(ii) Acquirers: refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil.
(iii) The ECL (“expected credit losses”), are measured according to the IFRS 9. The provision rates are based on the internal credit rating that considers external information and are based on days past due. Every report date, PagSeguro reassesses the premises to adjust the historical credit loss experience with prospective information.
(iv) Refers to other dispersed receivables from legal obligors.

The maturity analysis of accounts receivable is as follows:

	September 30, 2022	December 31, 2021

Past due after 91 days	751,035	325,263
Past due within 31 to 90 days	110,867	93,753
Past due within 30 days	80,154	84,447
Due within 30 days	12,363,185	3,924,701
Due within 31 to 120 days	13,142,216	12,033,372
Due within 121 to 180 days	4,674,985	3,457,830
Due within 181 to 360 days	4,353,793	3,808,539
Due after 360 days	731,361	370,128
Expected credit losses	(906,463)	(440,631)
	35,301,133	23,657,402

8. Tax Receivable

	September 30, 2022	December 31, 2021

Income tax and Social contribution (i)	413,703	294,955
Social integration program (ii)	34,804	167,701
Other	11,741	6,834
	460,248	469,490
(i)The increase is mainly related to withholding taxes from FIDC quotas redeemed during 2022 amounted to R$1,072,980, representing withholding taxes of R$139,319
(ii)Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable on transaction activities and other services.

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

9. Related-party balances and transactions
i)Balances and transactions with related parties

	September 30, 2022	December 31, 2021
	Payables	Payables

Immediate parent
UOL - sales of services (a)	10,719	16,216
UOL - shared service costs (b)	10,484	19,093
UOL – Deposits (c)	219,050	248,271
Affiliated companies
UOL Edtech Tecnologia Educacional S.A - Deposits (c)	103,773	229,250
Digital Services UOL S.A - sales of services (d)	9,546	7,612
Compass. UOL S.A. (d)	13,940	12,853
Web Jump Design em Informática Ltda.- Deposits (c)	12,493	—
Ingresso.com Ltda. - Depositis (c)	20,293	—
Invillia Desenvolvimento de Produtos Digitais Ltda – Deposits (c)	35,427	—
Compass. UOL Tecnologia Ltda (d)	5,040	—
Others	10,222	10,326
	450,987	543,621
(a)Sales of services refer mainly to the purchase of advertising services from UOL.
(b)Shared services costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro Group.
(c)Certificate of deposits (CD) acquired by UOL, UOL Edtech Tecnologia Educacional S.A, Web Jump Design em Informática Ltda., Ingresso.com Ltda., Invillia Desenvolvimento de Produtos Digitais Ltda. and others from BancoSeguro with interest rate between 110% to 115% per year of CDI. The maturity analysis is as follows:

	September 30, 2022	December 31, 2021

Due within 31 to 120 days	24,808	—
Due within 121 to 180 days	—	193,592
Due within 181 to 365 days	369,576	283,929
	394,384	477,521
(d)This payable refers mainly to colocation and cloud services.

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)
9.    Related-party balances and transactions (continued)

ii)    Revenue and expense from transactions with related parties

	Nine-month period
	September 30, 2022		September 30, 2021		September 30, 2022		September 30, 2021
	Revenue	Expense	Revenue	Expense	Revenue	Expense	Revenue	Expense

Immediate parent
UOL - shared service costs (a)	—	40,638	—	68,017	—	96,722	—	109,409
UOL - sales of services (b)	779	21,783	839	24,028	2,339	66,619	2,424	69,915
UOL - deposits (c)	—	5,218	—	628	—	12,678	—	947
Affiliated companies
Digital Services UOL S.A. (d)	—	642	—	577	—	1,855	—	2,289
UOL Edtech Tecnologia Educacional S.A. – Deposits (c)	—	3,569	—	4,881	—	11,984	—	4,881
Compass. UOL S.A.(d)	—	38,825	—	24,004	—	102,753	—	65,281
Transfolha Transportadora e Distribuição Ltda.	—	—	—	3,598	—	—	—	12,485
Others	155	3,997	215	—	594	8,305	768	1,630
	934	114,671	1,054	125,733	2,933	300,916	3,192	266,837
(a)Shared services costs mainly related to payroll costs sharing that are incurred by the parent company UOL and are charged to PagSeguro. Such costs are included in administrative expenses.
(b)Sale of services expenses is related to advertising services from UOL and revenue is related to intermediation fees.
(c)Expenses are related to UOL and UOL Edtech Tecnologia Educacional S.A., of BancoSeguro's Certificate of Deposits (CD).
(d)Expenses related to colocation and cloud services.

iii)Key management compensation

Key management compensation includes short and long-term benefits of PagSeguro Brazil's executive officers. The short and long-term compensation related to the executive officers for the three and nine month periods ended September 30, 2022 amounted to R$9,225 and R$20,300 (R$222 and R$39,642 for the three and nine month periods ended September 30, 2021).

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

10. Business combinations
On August 12, 2021, PagSeguro Brazil acquired 100% of the share capital and obtained control of Concil. Total consideration amounted to R$43,896 and the total net assets acquired at fair value amounted to R$23,165. The consideration paid in cash amounted to R$35,000 and the remaining portion in amount of R$8,896 was recognized in other liabilities and will be retained for the achievement of metrics. Concil main activity is in the information technology industry, focused on the processing of back-office solutions, including reconciliation services for the capture of credit cards with acquirers and sub acquirers.
The preliminary purchase price allocation ("PPA") was completed on September 30, 2021, which included the recognition of a customer portfolio with a fair value of R$3,839, non-compete agreement of R$940 and software of R$33,136. The Company has also recognized a contingency liability and indemnification assets of R$7,848 resulting in the recognition of goodwill of R$20,731, which is attributable mainly to operational synergy and cost reductions.
The PPA was elaborated considering projections for the period of five years based on management's budgets for Concil and applying an inflation rate plus the estimated growth of GDP of services (fluctuating from 2.0% to 4.5% per year) in order to project future cash flows, with a discount rate based on the weighted average cost of capital (fluctuating from 17.5% to 19.5% per year).
These acquisitions are in accordance with PagSeguro Group's business strategies, ramping up investments on new technologies, products, and services for the Group’s digital ecosystem. The fair value of assets and liabilities acquired is detailed in our annual financial statements for the year ended December 31, 2021.

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

11. Property and equipment
a)Property and equipment are composed as follows:

	September 30, 2022
	Cost	Accumulated depreciation	Net

Data processing equipment	201,206	(62,835)	138,371
Machinery and equipment (i)	3,452,989	(1,002,191)	2,450,799
Buildings Leasing (ii)	98,544	(39,289)	59,255
Other	33,766	(10,434)	23,332
Total	3,786,505	(1,114,749)	2,671,757

	December 31, 2021
	Cost	Accumulated depreciation	Net

Data processing equipment	106,643	(51,294)	55,349
Machinery and equipment (i)	2,798,823	(654,360)	2,144,463
Buildings Leasing (ii)	94,048	(26,928)	67,120
Other	29,909	(7,789)	22,120
Total	3,029,423	(740,371)	2,289,052

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)
11. Property and equipment (continued)

b)The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings Leasing (ii)	Other	Total

On December 31, 2020
Cost	77,413	1,881,556	79,890	22,114	2,060,973
Accumulated depreciation	(35,572)	(204,154)	(12,621)	(6,013)	(258,360)
Net book value	41,841	1,677,402	67,269	16,101	1,802,613

On December 31, 2021
Opening balance
Cost	29,230	917,267	14,156	7,796	968,449
Purchases	29,940	931,859	15,013	10,478	987,290
Disposals	(1,226)	(14,601)	(857)	(2,902)	(19,586)
Acquisition of subsidiary	516	9	—	220	745
Depreciation	(15,722)	(450,206)	(14,305)	(1,777)	(482,010)
Depreciation	(16,407)	(453,593)	(14,804)	(3,137)	(487,941)
Disposals	1,063	3,389	499	1,445	6,396
Acquisition of subsidiary	(378)	(3)	—	(85)	(466)
Net book value	55,349	2,144,463	67,120	22,120	2,289,052

On December 31, 2021
Cost	106,643	2,798,823	94,048	29,909	3,029,423
Accumulated depreciation	(51,294)	(654,360)	(26,928)	(7,789)	(740,371)
Net book value	55,349	2,144,463	67,120	22,120	2,289,052

On September 30, 2022
Opening balance
Cost	94,563	654,168	4,496	3,857	757,082
Purchases	96,120	925,575	4,496	5,330	1,031,521
Disposals (iii)	(1,557)	(271,407)	—	(1,473)	(274,437)
Depreciation	(11,541)	(347,831)	(12,361)	(2,645)	(374,378)
Depreciation	(11,653)	(477,614)	(12,361)	(2,893)	(504,521)
Disposals (iii)	112	129,783	—	248	130,143
Net book value	138,371	2,450,798	59,255	23,332	2,671,757

On September 30, 2022
Cost	201,206	3,452,989	98,544	33,766	3,786,505
Accumulated depreciation	(62,835)	(1,002,191)	(39,289)	(10,434)	(1,114,749)
Net book value	138,371	2,450,798	59,255	23,332	2,671,757
(i)Net book value of POS devices is R$2,399,327 (R$2,091,671 as of December 31, 2021), which are depreciated over 5 years. The depreciation of POS in the nine-month period ended September 30, 2022, amounted to R$472,790 (R$319,703 in the nine-month period ended September 30, 2021). On September 30, 2022, PagSeguro have contractual obligations to acquire POS devices in the amount of R$978,995 (R$1,650,885 on December 31, 2021).
(ii)The leasing context is to be read in connection with the annual financial statements for the year ended December 31, 2021. As of September 30, 2022, PagSeguro had a lease liability presented in other current liabilities in the amount of R$16,707 (R$15,690 in December 31, 2021) and as non-current liability in the amount of R$42,638 (R$51,521 in December 31, 2021). In the nine month period ended September 30, 2022, the Company incurred in financial expenses related to these leases of R$13,977 (R$10,603 in the nine month period ended September 30, 2021).
(iii)The net book value of disposals is R$ 144,294 of which R$ 274,437 are cost and R$ 130,143 are accumulated depreciation. During the nine months period ended September 30, 2022, the Company revised its business strategy towards a specific group of merchants and observed no future economic benefit is expected from them, resulting in the provision for write off of POS devices allocated to these merchants in the net book value of R$134,306 (R$262,364 are cost and R$128,058 are accumulated depreciation).

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

12. Intangible assets
a)Intangible assets are composed as follows:

	September 30, 2022
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	2,615,810	(1,035,265)	1,580,545
Software licenses	250,936	(85,486)	165,450
Goodwill (ii)	209,908	—	209,908
Other	67,768	(24,375)	43,393
	3,144,422	(1,145,126)	1,999,296

	December 31, 2021

	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	2,016,541	(772,804)	1,243,737
Software licenses	196,854	(53,129)	143,725
Goodwill (ii)	209,908	—	209,908
Other	67,768	(14,962)	52,806
	2,491,071	(840,895)	1,650,176
(i)The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.
(ii)The balances comprise the goodwill arising from the acquisition of the companies Biva, BancoSeguro, Yamí, Zygo, Moip and Concil.

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

12. Intangible assets (continued)
b)The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total

On December 31, 2020
Cost	1,319,061	103,256	169,667	62,786	1,654,770
Accumulated amortization	(501,319)	(29,060)	—	(771)	(531,150)
Net book value	817,742	74,196	169,667	62,015	1,123,620

On December 31, 2021
Cost	697,480	93,597	40,241	4,983	836,301
Additions (i)	715,382	97,103	40,589	4,983	858,057
Disposals	(18,167)	(3,645)	(348)	—	(22,160)
Acquisition of subsidiary	265	139	—	—	404
Amortization	(271,485)	(24,068)	—	(14,192)	(309,745)
Amortization	(278,220)	(24,290)	—	(14,192)	(316,702)
Disposals	6,735	222	—	—	6,957
Net book value	1,243,737	143,725	209,908	52,806	1,650,176

On December 31, 2021
Cost	2,016,541	196,854	209,908	67,768	2,491,071
Accumulated amortization	(772,804)	(53,129)	—	(14,962)	(840,895)
Net book value	1,243,737	143,725	209,908	52,806	1,650,176

On September 30, 2022
Cost	599,269	54,082	—	—	653,351
Additions (i)	676,918	54,443	—	—	731,361
Disposals (ii)	(77,649)	(361)	—	—	(78,010)
Amortization	(262,461)	(32,357)	—	(9,413)	(304,231)
Amortization	(307,727)	(32,690)	—	(9,413)	(349,830)
Disposals	45,266	333	—	—	45,599
Net book value	1,580,545	165,450	209,908	43,393	1,999,296

On September 30, 2022
Cost	2,615,810	250,936	209,908	67,768	3,144,422
Accumulated amortization	(1,035,265)	(85,486)	—	(24,375)	(1,145,126)
Net book value	1,580,545	165,450	209,908	43,393	1,999,296

(i) Refers to several and diverse expenditures with software and technology, mainly related to customer experience functionalities, such as, digital payment and digital banking account. Goodwill recorded in business combinations in 2021 are related to Concil and MOIP acquisitions.
(ii) The net book value of disposals is R$ 32,411 of which R$ 78,010 are cost and R$ 45,599 are accumulated amortization. During the three months period ended September 30, 2022, the Company revised some softwares originated from acquired companies and observed no future economic benefit is expected from them, resulting in the write off of some related softwares in the net book value of R$29,264 (R$73,182 are costs and R$43,918 are accumulated amortization).

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

13. Payables to third parties
Payables to third parties, in the amount of R$14,947,305 (R$13,217,150 as of December 31, 2021) correspond mainly to amounts to be paid to merchants related to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil's average settlement terms agreed upon with commercial establishments is up to 14 days.

Of the total amount of payables to third parties, R$832,343 (R$533,436 as of December 31, 2021) refer to the balance of transactions settled on merchant's payment account and available to be used by them and R$5,901,223 (R$5,167,577 as of December 31, 2021) refer to the balance of the clients maintained in their banking accounts that are invested by the Company in Certificate of Deposits with 30 days of maturity and interest average rate of 66% of CDI (59% of CDI in December 2021).

14. Deposits

	September 30, 2022	December 31, 2021

Certificate of Deposit (i)	10,185,903	2,510,818
Interbank deposits (ii)	2,247,931	404,998
Corporate securities (iii)	204,862	218,180
	12,638,696	3,133,996

Current	10,795,295	3,056,444
Non - Current	1,843,401	77,552
(i)The average return is 117% of CDI (163% of CDI in December 2021). From the total amount, R$2,018,322 refer to certificate of deposits with interest rates correlated to the IPCA (Brazilian inflation rates) and fixed rates that started in 2022. For these certificates of deposit, the Company entered into derivative financial instruments (“Swaps”) with the specific objective of protecting said deposit from fluctuations arising from inflation, changing IPCA and fixed rates for CDI rates. In September 2022, the Company recorded the net effects of the Swaps in the amount of R$13,877 (Note 26).
(ii)The average return is 112% of CDI (118% of CDI in December 2021).
(iii)The average return is 141% of CDI (152% of CDI in December 2021).

The maturity analysis of deposits based on due date of the agreements (disregarding that some can be withdrawn at any time, which is limited to the contracts with a due date of less than 365 days) is as follows:

	September 30, 2022	December 31, 2021

Due within 30 days	1,139,741	646,232
Due within 31 to 120 days	2,692,094	1,029,936
Due within 121 to 180 days	1,822,017	313,008
Due within 181 to 360 days	5,141,443	1,067,268
Due to 361 days or more days	1,843,401	77,552
	12,638,696	3,133,996

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

14. Deposits (continued)
The changes in deposits were as follows:

On December 31,2020	766,086
Additions	4,929,926
Withdraws	(2,667,612)
Interest	105,596
On December 31,2021	3,133,996
Additions (i)	20,535,001
Withdraws	(11,438,329)
Interest	408,028
On September 30, 2022	12,638,696
(i)Increase is mainly related to higher volume of deposits issued due to attractiveness of interest rates paid.

15. Salaries and social security charges

	September 30, 2022	December 31, 2021

Payroll accruals (i)	145,233	75,151
Profit sharing	66,879	75,076
Payroll taxes (LTIP) (ii)	42,484	61,359
Social charges	34,940	39,200
Other	11,223	8,938
	300,759	259,724
(i)Refers to 13th salary, provision for vacation, among others. Increase in September 30, 2022 is mainly related to the fact there was no 13th salary provision in December 31, 2021.
(ii)Refers to social charges and income tax over LTIP and LTIP goals balances. A significant portion of the balances recorded as of December 31, 2021 was paid during the first quarter of 2022.

16. Taxes and contributions

	September 30, 2022	December 31, 2021

Taxes
Services tax and other (i)	178,356	171,902
Social integration program (ii)	29,234	26,832
Social contribution on revenues (ii)	199,872	164,330
Income tax and social contribution (iii)	2,771	31,865
Other	20,078	12,596
	430,311	407,525

	September 30, 2022	December 31, 2021

Judicial deposits (v)
Services tax (i)	(160,225)	(159,101)
Social integration program (ii)	(27,484)	(25,789)
Social contribution on revenues (ii)	(169,135)	(158,701)
	(356,844)	(343,591)
	73,467	63,934
(i)Refers to tax on revenues.
(ii)Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iii)Refers to the income tax and social contribution payable.
(iv)The PagSeguro Group obtained court decisions to deposit the amount related to the payments in escrow for matters discussed in items "i" and "ii" and above.

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

17. Provision for contingencies
PagSeguro Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, for which in some cases the PagSeguro Group has made corresponding judicial deposits. The likelihood of a negative outcome is assessed periodically and adjusted by management, when appropriate. Such assessment considers the opinion of its external legal advisors.

	September 30, 2022	December 31, 2021

Civil	36,451	33,343
Labor	32,041	18,387
	68,492	51,730
Labor Deposits	(11,184)	(10,167)
	(11,184)	(10,167)

	57,308	41,563
Current	42,782	27,653
Non-Current	14,526	13,910

Below it is demonstrated the movements of the provision for contingencies in the nine-month period ended September 30, 2022:

On December 31,2020	28,804
Accrual	25,907
Settlement	(17,760)
Interest	4,610
On December 31,2021	41,563
Accrual	27,969
Settlement	(17,139)
Interest	4,915
On September 30,2022	57,308

The movements of the labor deposits in the nine-month period ended September 30, 2022 is mainly related to interest in the period.

The PagSeguro Group is party to tax and civil lawsuits involving risks classified as possible losses, for which no provision was recognized on September 30, 2022, totaling R$592,568 (December 31, 2021 - R$504,691). The increase is mainly related to interest in the period. The main tax and labor lawsuit classified as possible losses are disclosed in our annual financial statements of the year ended December 2021.

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

18. Borrowings
In November 2021, the PagSeguro Group entered in a US$180 million borrowing agreement with maturity one year from the execution date and the payment will occur in a single instalment at the due date. At the moment the agreement was signed, the foreign exchange rate was R$ 5.6227 per US dollar amounting in R$1,012,086. Interest on the borrowing is paid at the maturity of the financing, together with the total settlement of the financial instrument. On September 30, 2022, the borrowing amounted to R$986,695 (R$1,005,787 as of December 31, 2021). The main impact of this decrease in the borrowing is related to foreign exchange rate, which on September 30, 2022 was R$ 5.4066 per US dollar.

For the same financing, the Company entered into derivative financial instruments (“Swaps”) for the borrowing in foreign currency, with the specific objective of protecting said borrowing from fluctuations arising from the exchange rate variation mentioned above. The overall charges related to the financing, considering all the costs of the operation, are equivalent to 109.4% of the CDI representing R$98,930 of interest recorded as financial expenses in 2022. In September 2022, the Company recorded the effects of the Swaps in the amount of R$143,136 basically represented by the difference in foreign exchange rates at the time of signing the borrowing agreement and September 2022, plus interest. For more details about financial instruments, see note 26.

In February 2022, the Group entered in a R$250 million borrowing agreement with maturity in three months from the execution date, the interest rate is 112% of CDI and the payment would occur in a single instalment as the due date. In May 2022, the borrowing agreement was re-signed with new maturity for an additional three months and was settled in August 2022 in the principal amount of R$250 million and the interests paid were R$7,015 in May and R$8,322 in August.

The proceeds from these borrowings were directed to working capital for the Company’s ordinary course activities, and they are not linked to satisfying other borrowing limits or covenants.

The table below demonstrates the changes in the borrowings:

On December 31,2020	—
Additions	1,012,086
Interest accrual	8,018
Financial Instruments	(14,317)
On December 31,2021	1,005,787
Additions	250,000
Interest accrual	114,267
Payment of principal	(250,000)
Payment of interest	(15,337)
Financial Instruments (i)	(118,022)
On September 30,2022	986,695
(i)For further details refer to note 26.

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

19. Income tax and social contribution
a)Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological inovation (i)	Other temporary differences -assets (ii)	Other temporary differences -liability (iii)	Total

Deferred tax
On December 31, 2020	68,839	4,897	(277,971)	182,818	(1,027,883)	(1,049,300)
Included in the statement of income	152,809	(4,717)	(114,169)	65,940	(325,266)	(225,403)
Other	4,468	—	8,617	(93)	—	12,992
On September 30, 2021	226,116	180	(383,523)	248,665	(1,353,149)	(1,261,711)
Included in the statement of income	(5,608)	(3,611)	(86,311)	151,812	(124,804)	(68,522)
Other	—	—	1,245	—	(32,748)	(31,503)
On December 31, 2021	70,783	(187)	(427,239)	353,620	(1,267,975)	(1,270,998)
Included in the statement of income	2,080	(1,686)	(116,160)	218,309	(263,377)	(160,835)
Included in OCI	—	—	—	4,449	—	4,449
Other	—	—	—	10	—	10
On September 30, 2022	72,863	(1,873)	(543,399)	576,388	(1,531,352)	(1,427,374)

Deferred tax asset						102,952
Deferred tax liability						(1,530,326)
(i) Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount intangible assets.
(ii) The main other assets temporary difference refers to expected credit losses (Note 7) and taxes and contributions (Note 16).
(iii) The main other liability temporary difference refers to gain on the ownership of FIDC quotas, that will be realized only in the redemption of such quotas.
Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

19. Income tax and social contribution (continued)
b)Reconciliation of the income tax and social contribution expense

PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the three and nine-month periods ended September 30, 2022 and 2021:

	Three-month period		Nine-month period
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Profit for the period before taxes	425,301	421,181	1,284,484	1,119,709
Statutory rate	34%	34%	34%	34%
Expected income tax and social contribution	(144,602)	(143,202)	(436,725)	(380,701)

Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(493)	(714)	(1,145)	(1,080)
R&D and technological innovation benefit - Law 11,196/05 (i)	62,849	41,755	175,047	116,929
Taxation of income abroad (ii)	34,642	537	88,820	(600)
Unrecorded deferred taxes	(4,840)	139	(10,450)	7,765
Other additions	7,430	1,849	(2,900)	2,994
Income tax and social contribution expense	(45,014)	(99,635)	(187,353)	(254,693)

Effective rate	11%	24%	15%	23%
Income tax and social contribution – current	1,603	(7,652)	(26,518)	(29,290)
Income tax and social contribution – deferred	(46,617)	(91,983)	(160,835)	(225,403)
(i)Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see note 12.
(ii)Some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

20. Equity
a)    Share capital

On September 30, 2022, share capital is represented by 329,608,226 common shares, par value of US$0.000025. Share capital is composed of the following shares for the year ended December 31, 2021:

December 31, 2020 shares	329,016,372

Repurchase of common shares	(1,686,235)
Long-Term Incentive Plan paid with issuance of shares	591,854
Long-Term Incentive Plan paid with treasury shares	166,170
Treasury shares	1,520,065
December 31, 2021 shares	329,608,226

Repurchase of common shares	(2,377,827)
Long-Term Incentive Plan paid with treasury shares	629,794
Treasury shares	1,748,033
September 30, 2022 shares	329,608,226

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

20. Equity (continued)
b)    Capital reserve

The capital reserve can only be used to increase capital, offset losses, redeem, reimburse, or purchase shares or pay cumulative dividends on preferred shares. For the nine-month period ended September 30, 2022, the Company has not recognize any capital reserve movement, as all the LTIP and LTIP goals shares were delivered with treasury.

c)    Share based long-term incentive plan (LTIP and LTIP goals)
Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO. The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date in shares. The LTIP and LTIP goals context is to be read in connection with the annual financial statements for the year ended December 31, 2021

This arrangement is classified as equity settled. For the nine-month period ended September 30, 2022, the Company recognized in equity, costs related to the LTIP and LTIP Goals in the total amount of R$113,307 (R$264,232 in the nine-month period ended September 30, 2021). On September 30, 2022, the amount of R$42,484 (R$61,359 on December 31, 2021) was accounted for LTIP and LTIP Goals social charges, including withholding income tax (Note 15).

The maximum number of common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of the Company’s issued share capital at any time. Until September 30, 2022, total shares granted were 8,173,986 and the total shares issued were 6,537,688, representing 2.5% and 2.0% of total shares respectively.

d)    OCI and equity valuation adjustments

The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, Pagseguro Colombia, Pagseguro Chile, Pagseguro Peru and Pagseguro Mexico which amounted to a loss of R$717, in the nine-month period ended on September 30, 2022 (loss of R$284 in the nine-month period ended September 30, 2021). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.

The financial investments mentioned in note 6 were classified at fair value through other comprehensive income. Unrealized accumulated gain on LFTs in September 30, 2022 totaled R$130 (gain of R$164 in the nine-month period ended September 30, 2022).

The derivative financial instruments mentioned in note 18 were classified at fair value through other comprehensive income. Unrealized fair value adjustment loss on SWAPs in the nine-month period ended September 30, 2022, totaled R$8,636.

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

20. Equity (continued)
The Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 (R$22,372 as of December 31, 2021).

e)    Treasury shares

On October 30, 2018, PagSeguro Digital's board of directors authorized a share repurchase program, under which the PagSeguro Group may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company's management is responsible for defining the timing and the number of shares to be acquired, within authorized limits. Treasury shares are composed of the following shares for the nine-month periods ended September 30, 2022 and 2021:

	Shares	Amount	Average Price (US$)

Repurchase shares
December 31, 2020 treasury shares	168,636	13,609	18.06
Repurchase of common shares	1,686,235	284,812	30.23
Long-Term Incentive Plan	(166,170)	(13,410)	18.06
December 31, 2021 treasury shares	1,688,701	285,011	30.23
Repurchase of common shares	2,377,827	192,300	14.54
Long-Term Incentive Plan	(629,794)	(100,233)	28.40
September 30, 2022 treasury shares	3,436,734	377,078	19.37

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

21. Earnings per share
a)    Basic

Basic earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding during the nine-month periods ended September 30, 2022 and 2021:

	Three-month period		Nine-month period
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Profit attributable to stockholders of the Company	380,287	321,393	1,097,131	864,706
Weighted average number of outstanding common shares (thousands)	326,724,059	330,397,738	327,488,512	330,193,647
Basic earnings per share - R$	1.1639	0.9727	3.3501	2.6188

b)    Diluted

Diluted earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The share in the LTIP and LTIP Goals are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	Three-month period		Nine-month period
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Profit used to determine diluted earnings per share	380,287	321,393	1,097,131	864,706
Weighted average number of outstanding common shares (thousands)	326,724,059	330,397,738	327,488,512	330,193,647
Weighted average number of shares that would have been issued at average market price	2,174,011	2,014,239	2,124,280	2,137,950
Weighted average number of common shares for diluted earnings per share (thousands)	328,898,070	332,411,977	329,612,792	332,331,597
	1.1562	0.9669	3.3285	2.6019

Weighted average number of outstanding common shares decreased due to the repurchase of common shares (treasury shares) in the amount of 1,707,350 and 2,377,827 in the three and nine-month periods ended September 30, 2022 (no repurchase of shares in 2021).

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Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

22. Total revenue and income

	Three-month period		Nine-month period
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Gross revenue from transaction activities and other services (i)	2,589,151	1,997,972	7,435,135	5,284,579
Gross financial income (ii)	1,747,536	954,009	4,773,593	2,414,255
Gross other financial income (iii)	76,297	48,012	213,748	115,181
Total gross revenue and income	4,412,984	2,999,993	12,422,476	7,814,015

Deductions from gross revenue from transactions activities and other services (iv)	(297,072)	(205,811)	(832,786)	(559,320)
Deductions from gross financial income (v)	(50,314)	(16,266)	(135,475)	(32,919)
Deductions from gross other financial income (vi)	(30,171)	(2,151)	(81,279)	(9,212)
Total deductions from gross revenue and income	(377,557)	(224,228)	(1,049,540)	(601,451)

Total revenue and income	4,035,427	2,775,765	11,372,936	7,212,564

(i)Includes mainly intermediation fee, membership fee and credit operations revenues.
(ii)Includes income from early payment of notes payable to third parties.
(iii)Includes (a) interest of financial investments and (b) gain on exchange variation.
(iv)Deductions consist of transactions taxes.
(v)Deductions consist of taxes on financial income.
(vi)Deductions consist of taxes on other financial income. Central Bank of Brasil Resolution n°33 of October 29, 2020, implemented in January 2022, established, among others, the treatment of financial income resulted from transactions with FIDC to be classified as financial investments and therefore subject to taxation of PIS and COFINS.

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Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

23. Expenses by nature

	Three-month period		Nine-month period
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Transactions costs (i)	(1,371,616)	(1,112,151)	(4,088,666)	(2,923,130)
Marketing and advertising	(199,947)	(210,441)	(539,774)	(613,338)
Personnel expenses (ii)	(277,788)	(335,507)	(825,216)	(815,739)
Financial expenses (iii)	(920,656)	(209,823)	(2,296,843)	(387,995)
Chargebacks and ECL (iv)	(272,752)	(129,891)	(792,950)	(450,051)
Depreciation and amortization (vi)	(294,416)	(203,300)	(824,004)	(543,126)
Other (v)	(272,951)	(153,471)	(720,999)	(359,476)
	(3,610,126)	(2,354,584)	(10,088,452)	(6,092,855)

Classified as:
Cost of services	(1,862,164)	(1,502,018)	(5,501,843)	(3,943,121)
Selling expenses	(530,840)	(367,893)	(1,510,591)	(1,099,775)
Administrative expenses	(185,343)	(273,029)	(554,611)	(687,998)
Financial expenses	(920,656)	(209,823)	(2,296,843)	(387,995)
Other income (expenses), net	(111,123)	(1,821)	(224,564)	26,034
	(3,610,126)	(2,354,584)	(10,088,452)	(6,092,855)

(i)The increase is mainly represented by: (i) costs related to interchange fees of card issuers in the amount of R$1,159,263 and R$3,321,594 in the three and nine-month periods ended September 30, 2022 (R$820,272 and R$2,063,516 for the three and nine month periods ended September 30, 2021), (ii) card scheme fees in the amount of R$220,263 and R$653,262 in the three and nine-month periods ended September 30, 2022 (R$164,722 and R$455,353 for the three and nine month periods ended September 30, 2021) and (iii) Reversal of R$52,501 related to termination provision of PagPhone supply agreement, which was recorded in 2021 and finalized in 2022. The balance is also impacted by a slightly decrease in costs related to freight, maintenance of POS and storage costs in the amount R$53,132 and R$165,328 in the three and nine-month periods ended September 30, 2022 (R$65,983 and R$189,564 in the three and nine-month periods ended September 30, 2021).
(ii)Includes R$43,023 and R$121,369 of compensation expenses related to the LTIP and LTIP goals for the three and nine-month periods ended September 30, 2022 (R$140,743 and R$326,282 for the three and nine month periods ended September 30, 2021). Despite that, there was an increase in personnel expenses which is mainly related to increase in headcount.
(iii)Relates mainly to the early collection of receivables, which amounted to R$306,823 and R$1,017,022 in the three and nine-month periods ended September 30, 2022 (R$115,535 and R$198,525 in the three and nine month periods ended September 30, 2021). The remaining increase is related to expenses with higher amount of interests on deposits due to the increase of Brazilian interest rates and exchange rate in foreign currency and also on the amounts of deposits during 2022.
(iv)Chargebacks refer to losses recognized during the period related to card processing operations (acquiring and issuing), losses on digital accounts and provision for delinquency rate of credit portfolio, as detailed in note 25. In the first quarter of 2021, the amount of R$73,356 is represented by inappropriate use of a system functionality implemented in the past, allowing unappropriated transactions by digital accounts customers and unexpected chargebacks on digital account losses for specific group of customers with higher credit risk for a new product. For all these facts, the corresponding root cause was identified and appropriately addressed by Pagseguro management. The increase in the three and nine months periods ended September 30, 2022 is related to the growth of operation of card processing operations and to credit initiatives with higher ECLs as detailed in note 7.
(v)In the three and nine month periods ended September 30, 2022, the increase is impacted by R$41,165 and R$134,306 related to write off of POS devices, as described in note 11. The three month period ended September 30, 2022 was also impacted by R$29,264 of softwares disposals, as described in note 12, impairment of our investment in BoletoFlex in the amount of R$12,602 and R$10,000 related to a payment agreement related to PagPhone with our POS supplier. In addition, in June 2021, there was a decision taken by Brazilian Supreme Court related to Value-added Tax on Sales and Services (ICMS), that beneficiated the Company. For this reason, the Company reversed the related provision in the amount of R$29,114.
(vi)Depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

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Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)
23.    Expenses by nature (continued)

	Three-month period		Nine-month period
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Depreciation
Cost of sales and services (i)	(172,230)	(121,758)	(484,664)	(331,988)
Selling expenses	(44)	(36)	(127)	(51)
Administrative expenses	(6,700)	(6,869)	(19,730)	(17,007)
	(178,974)	(128,663)	(504,521)	(349,046)
Amortization
Cost of sales and services	(120,455)	(77,944)	(332,146)	(207,302)
Administrative expenses	(5,962)	(3,939)	(17,684)	(14,616)
	(126,417)	(81,883)	(349,830)	(221,918)
PIS and COFINS credits (ii)	10,975	7,246	30,347	27,838
Depreciation and amortization expense, net	(294,416)	(203,300)	(824,004)	(543,126)

(i)The depreciation of POS in the three and nine-month periods ended September 31, 2022, amounted to R$167.379 and R$ 472,790 (R$117,172 and R$ 319,703 in the three and nine-month periods ended September 30, 2021).
(ii)PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization over some operational expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

24. Financial instruments by category
The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.

The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this note were selected based on their relevance. The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.

The PagSeguro Group classifies its financial instruments into the following categories:

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)
24. Financial instruments by category (Continued)

	September 30, 2022	December 31, 2021

Financial assets
Amortized cost:
Cash and cash equivalents	1,404,519	1,794,362
Accounts receivables	35,301,132	23,657,402
Other receivables	164,469	206,486
Judicial deposits	44,062	40,224
Investment	1,574	1,406
Fair value through other comprehensive income
Financial investments	1,073,816	782,647
	37,989,572	26,482,527

	September 30, 2022	December 31, 2021

Amortized cost:
Payables to third parties	14,947,305	13,217,150
Trade payables	371,730	578,004
Trade payables to related parties	450,987	543,621
Deposits	12,638,696	3,133,996
Borrowings	986,695	1,005,787
Deferred revenue	150,993	179,866
Other liabilities	98,980	143,884
Fair value through other comprehensive income
Derivative financial instruments	157,013	14,317
	29,802,399	18,816,625

25. Financial risk management
The PagSeguro Group's activities expose it to a variety of financial risks: market risk, fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group's financial performance.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the Group, market risk comprises interest rate risk and foreign currency risk and other price risk, such as equity price risk.

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Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)
25. Financial risk management (Continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group's exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. The Group conducted a sensitivity analysis of the interest rate risks to which the financial instruments are exposed as of September 30, 2022. For this analysis, the Group adopted as a probable scenario for 2023 interest rates of 11,25% for the CDI. As a result, financial income (with respect to financial investments) and financial expense (with respect to certificate of deposit, corporate securities and borrowings) would be impacted as follows:

Transaction	Interest rate risk	Book Value	Scenario with maintaining of CDI (13,65%)	Probable scenario with decrease of CDI to 11,25%

Short-term investment	100% of CDI	826,468	112,813	92,978
Financial investments	100% of CDI	1,073,816	146,576	120,804
Certificate of Deposit	117% of CDI	10,185,903	(1,626,740)	(1,340,719)
Certificate of Deposit - related party	110% of CDI	394,384	(59,217)	(48,805)
Interbank deposits	112% of CDI	2,247,931	(343,664)	(283,239)
Corporate securities	141% of CDI	204,862	(39,429)	(32,496)
Bank accounts	66% of CDI	5,901,223	(531,641)	(438,166)
Borrowings	109% of CDI	986,695	(146,805)	(120,994)
Total			(2,488,107)	(2,050,637)

Foreign exchange risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity's functional currency. The Company’s risk is mainly related to POS purchases, Pagseguro Tecnologia, BCPS, PSGP Mexico, Pagseguro Colombia, Pagseguro Chile and Pagseguro Peru that have revenues in other currencies and cash and cash equivalents maintained in other countries. Additionally, as mentioned in note 18, in November 2021, the Group entered in a US$180 million borrowing agreement and also entered into a derivative financial instrument with the specific objective of protecting from fluctuations arising from exchange variation.

Equity price risk

The Group's non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of September 30, 2022, and September 30, 2021, the exposure to equity price from such investments was not material.

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)
25. Financial risk management (Continued)

Fraud risk (chargeback)

The PagSeguro Group's sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:

(i)The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.

(ii)The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group's ability to avoid new frauds. PagSeguro’s expenses with chargeback are disclosed in note 23.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments such as loans and credit card receivables with the Company’s customers.

Credit risk is managed on a group basis and for its accounts receivable is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers and (c) analyses for the customers background to provide access to credit portfolio.

In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:

(i)Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody's, which do not require additional monitoring.

(ii)Card issuers with a medium level of risk, which are also monitored in accordance with the financial metrics and ratios; and

(iii)Card issuers with a high level of risk, which are assessed by the committee at monthlymeetings.

PagSeguro has a rating process for loans and credit, based on statistical application models (in the early stages of customer relationships) and behavior scoring (used for customers who already have a relationship history). A process for designing, calibrating, and implementing policies and guidelines for granting credit and calibrating collection rules.

A process for monitoring the portfolio's risk profile, with a prospective view, which generates early warning feedbacks to the credit granting policies and risk classification models in a timely manner.

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)
25. Financial risk management (Continued)

Liquidity risk

The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines in order to obtain borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.

The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On September 30, 2022, PagSeguro Group held cash and cash equivalents of R$1,404,519 (R$1,794,362 on December 31, 2021).

The table below shows the PagSeguro Group's non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days

On September 30, 2022
Payables to third parties	10,748,983	1,300,226	748,109	2,149,987	—
Trade payables	370,841	492	260	136	—
Trade payables to related parties	—	82,350	—	411,567	—
Deposits	1,154,970	2,800,010	1,943,748	5,759,748	2,138,983
Borrowings	—	1,011,433	—	—	—

On December 31, 2021
Payables to third parties	10,415,882	1,770,271	504,444	526,553	—
Trade payables	573,570	4,339	95	—	—
Trade payables to related parties	—	259,216	5,691	323,203	—
Deposits	655,289	1,073,239	334,942	1,201,888	90,595
Borrowings	—	—	—	1,114,211	—

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

26. Derivative Financial Instruments designated to Hedge Accounting
The Group trades derivative financial instruments (SWAPs) to manage its overall exposures (foreign currency, inflation index and interest rate).

i)Cash flow hedge

In November 2021, the PagSeguro Group entered in a US$180 million borrowing agreement with maturity in one-year from the execution date and the payment will occur in a single instalment as the due date. In the same operation, the Company entered into a swap, with the specific objective of protecting said borrowing from fluctuations arising from exchange variation, changing the risk to CDI. All the amount is covered with the derivative and the same due date is applied. Below is the composition of the derivative financial instruments portfolio by type of instrument, asset value, liability value and fair value, financial instrument and MTM registered in OCI:

Risk factor	Financial Instruments - notional	Liabilities	Financial Instrument	Fair Value	MTM

Swap of currency	1,119,130	989,079	130,052	143,136	(13,084)

ii)Fair value hedge

In the nine-month period ended September 2022, the PagSeguro Group issued certificate of deposits with maturity in one-year from the execution date and interest rates correlated to the IPCA (Brazilian inflation rates) and interest fixed rates. For these certificate of deposits, the Company entered into swaps with the specific objective of protecting said deposits from fluctuations arising from inflation and high interest rates, changing them for CDI rates. All the amount are covered and the same due dates are applied. Below is the composition of the derivative financial instruments portfolio by type of instrument, liability value and fair value, financial instrument and MTM registered in profit and loss:

	Notional Liability	Liabilities Fair value	MTM (a)

IPCA CDB	683,748	691,404	7,656
Fixed rated CDB	1,323,795	1,326,919	3,124
Total	2,007,543	2,018,323	10,780

	Notional SWAP	SWAP	MTM (b)	Profit and Loss (a)+(b)

IPCA CDB	(703,901)	(710,017)	(13,903)	(6,247)
Fixed rated CDB	(1,328,365)	(1,336,193)	2,991	6,115
Total	(2,032,266)	(2,046,210)	(10,912)	(132)

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks. Additionally, as the main financial assets and financial liabilities of the Company are measured by CDI, the PagSeguro Group’s strategy is to change any other risk factors to CDI. The PagSeguro Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors. The Company on each report date makes the hedging account effectiveness test and for the nine-month period ended September 30, 2022, this test was effective.

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

27. Capital management
The PagSeguro Group monitors capital based on the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

	September 30, 2022	December 31,2021

Borrowings	986,695	1,005,787
(-) Cash and cash equivalents	(1,404,519)	(1,794,362)
Net debt	(417,824)	(788,575)
Total equity	11,511,628	10,502,198
Total capital	11,093,804	9,713,623
Gearing ratio	(3,8%)	(8,1%)

28. Non-cash Transactions

	September 30, 2022	September 30, 2021

Non-cash investing activities
Property and equipment acquired through lease	4,496	4,314
MTM of financial investments	164	370

29. Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:

•Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.
•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•Level 3 - Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

The following table provides the fair value measurement hierarchy of PagSeguro Group's financial assets and financial liabilities as of September 30, 2022:

The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their financial assets also include the financial investments represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)
29. Fair value measurement (Continued)

Financial liabilities are mostly represented by deposits and short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values. There were no transfers between Levels 1, 2 and 3 during the nine-month period ended September 30, 2022.

	September 30, 2022
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial assets
Cash and cash equivalents	277,213	1,127,305	—
Financial investments	1,073,816	—	—
Accounts receivable	—	35,301,133	—
Other receivables	—	164,466	—
Judicial deposits	—	44,062	—
Investment	—	—	1,574

Financial liabilities
Payables to third parties	—	14,947,305	—
Trade payables	—	371,730	—
Trade payables to related parties	—	450,987	—
Deposits	—	12,638,696	—
Borrowings	—	986,695	—
Derivative Financial Instruments	—	157,013	—
Deferred revenue	—	150,993	—
Other liabilities	—	98,979	—

	December 31, 2021
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial assets
Cash and cash equivalents	446,322	1,348,040	—
Financial investments	782,647	—	—
Accounts receivable	—	23,657,402	—
Other receivables	—	206,486	—
Judicial deposits	—	40,224	—
Investment	—	—	1,406

Financial liabilities
Payables to third parties	—	13,217,150	—
Trade payables	—	578,004	—
Trade payables to related parties	—	543,621	—
Deposits	—	3,133,996	—
Borrowings	—	1,005,787	—
Derivative Financial Instruments	—	14,317	—
Deferred revenue	—	179,866	—
Other liabilities	—	143,884	—

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PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

30. Subsequent events
In October 2022, 100,000 new senior shares of the FIDC were issued with a nominal value of R$1,000 each, totaling R$100 million with third party investors.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2022

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer